Exhibit (h)(3)(i)

April 30, 2026

Natixis ETF Trust

Natixis ETF Trust II

(the “Trusts”)

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Natixis Advisors, LLC (“Natixis Advisors”) notifies you that it will waive its management fee and, to the extent necessary, reimburse certain expenses of the Funds listed below through April 30, 2029 in order to limit the Fund’s total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap

May 1, 2026 through April 30, 2029:

Natixis Gateway Quality Income ETF[1]	0.34%

Natixis Loomis Sayles Focused Growth ETF[2]	0.59%

Natixis Vaughan Nelson Select ETF[3]	0.80%

[1]	Natixis Advisors, LLC (“Natixis Advisors”) and Gateway have agreed to bear the waiver/reimbursement jointly on a pro rata basis relative to their advisory and sub-advisory fees, respectively.
[2]	Natixis Advisors and Loomis, Sayles & Company, L.P. have agreed to bear the waiver/reimbursement jointly on a pro rata basis relative to their advisory and sub-advisory fees, respectively.
[3]	Vaughan Nelson Investment Management, L.P. and Natixis Advisors have agreed to bear the waiver/reimbursement jointly on a pro rata basis relative to their advisory and sub-advisory fees, respectively.

With respect to each Fund, subject to applicable legal requirements, Natixis Advisors shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below both 1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and 2) the class’ current applicable expense limitation provided, however, that the Fund is not obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

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During the period covered by this undertaking, the expense cap arrangement set forth above for each of the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trusts.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds agree to bear some portion of the Funds’ expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Natixis Advisors, LLC

By:	/s/ Susan McWhan Tobin
Name:	Susan McWhan Tobin
Title:	Executive Vice President, General Counsel and Secretary
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